Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

December 6, 2024

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Vanessa Robertson, Daniel Crawford and Laura Crotty

Re:	Functional Brands Inc. Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted on October 24, 2024
CIK No. 0001837254

Ladies and Gentlemen:

By letter dated November 18, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Draft Registration Statement on Form S-1 submitted October 24, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted October 24, 2024.

Prospectus Summary

Page ii

1. You state here and elsewhere in the submission that Functional Brands is a 72% subsidiary owned by Hemptown Organics (HOC). Based on the disclosures in your financial statements and elsewhere in the submission, it appears that HOC owns 120 million shares of Functional Brands it obtained for licenses and in the reorganization, and that Functional Brands has 122.7 million shares outstanding as stated on page F-7. Please explain the basis for the statement that you are a 72% owned subsidiary of HOC.

Response: The company has revised the disclosure on its registration statement to reflect that the 72% ownership was calculated by dividing the total number of shares of Functional Brands owned by HOC by the total number of outstanding shares of Functional brands, the figure is the result of certain transactions conducted between the entities. HOC was issued 40,000,000 shares in connection with the license agreement with Functional Brands Inc. (formerly HT Naturals) and 80,000,000 shares for the transfer of the Kirkman brand to Functional Brands Inc. in May 2023, resulting in an amount equal to 120,000,000 shares. After these issuances, Hemptown Organics Corp. undertook transactions to sell 32,000,000 of its shares of Functional Brands Inc., resulting in the total amount of 88,000,000 shares held in Functional Brands. Therefore 88,000,000 divided by 122,000,000 (which is the total amount of outstanding shares of Functional Brands) is approximately 72%.

P2i (prenatal) Brand

2. We note you have revised your disclosure both here and elsewhere to include information regarding a prenatal vitamin which you describe as “certified”. Please revise to describe what authority has “certified” the vitamin and explain the procedures and standards that were required to be met in order to receive such certification. If no such formal certification was received, please remove the use of the term in all instances where used.

Response: The Company has revised the disclosure where appropriate through its registration statement to reflect that the P2i by Kirkman prenatal vitamin has been certified by The FORUM, a nonprofit 501(c)(3) organization dedicated to promoting low-toxicity standards for prenatal healthy products. The FORUM operates under a Memorandum of Understanding (MOU) with the International Federation of Gynecology and Obstetrics (FIGO), a globally recognized organization of obstetricians and gynecologists. This MOU establishes a shared objective to reduce environmental toxicity in prenatal products. Please see attached certifications attached to this letter as Exhibit 2.

The Offering

3. Please revise the use of proceeds disclosure in the Prospectus Summary to clarify that 53% of the net proceeds of the offering will go towards a deferred payment in connection with the Kirkman acquisition, which has a maturity date of January 1, 2025. In addition, elsewhere in the prospectus, where the Asset Purchase Agreement for the net assets of Kirkman is discussed, please clarify to whom the payment is due (i.e., the “Seller” under the agreement) and file Schedule A to the Asset Purchase Agreement as part of your exhibits. In this regard we note that page 1 of the Asset Purchase Agreement describes Schedule A as containing the following information: “each of the Persons listed as an Owner on Schedule A hereto who are the direct and indirect equity owners of Sellers (collectively, the “Owners”)”.

Response: The company has revised its disclosure to clarify the use of the net proceeds as well as the identity of the seller, Mr. David Humprey. Additionally, please see support document attached to this letter as Exhibit 3.

Risk Factors

We have two customers that account for a substantial portion of our revenues...

4. We note your response to prior comment 5 and your newly added disclosure that you have a written purchase agreement in place with iHerb, which accounted for approximately 22% of the company’s total revenue for the fiscal year ended December 31, 2023. Please file this purchase agreement as an exhibit or provide an analysis supporting your determination that the company is not substantially dependent on the agreement. See Item 601(b)(10) of Regulation S-K.

Response: The company has filed the purchase agreement with iHerb as an exhibit to its amended registration statement.

Results of Operations

Liquidity and Capital Resources

5. Please revise your discussion of future liquidity and capital resource requirements to analyze material cash requirements from known contractual and other obligations. Specify the type of obligation and the relevant period for the related cash requirements and discuss the anticipated source of funds needed to satisfy such obligations. Refer to Item 303(b)(1) of Regulation S-K.

Response: The company has revised its material cash requirements from known contractual and other obligations to reflect the following: Excluding debt obligations from ongoing operations, the Company owes $2,597,368 payable for acquisition as of December 31, 2023. On September 24, 2024, the Company executed a Forbearance Agreement with the former owner of Kirkman. This allows the postponement of principal payment. On the same date, the Company executed a Confession of Judgement in respect of the principal owed. This allowed the seller to enter a judgement against the Company in The Circuit Court of The State of Oregon for the County of Clackamas.

Business

Competitive Strengths

6. We note your response to prior comment 9 and reissue. We note your website disclosed on page 6 advertises Trailer Park Boys Delta 9 Drink Enhancers with 20 mg of THC per packet and Trailer Park Boys Delta 9 Gummies with 5 mg or 15 mg of D9 in each gummy. We also note the disclaimer on your website that “DELTA 9 IS KNOWN TO PRODUCE STRONG PSCYHOACTIVE EFFECTS.” It appears these products, and others, may be advertised for recreational use and provide psychoactive effects. If true, please revise your Prospectus throughout, as appropriate, including risk factor disclosure, or otherwise advise.

Response: The company has revised its disclosure throughout the prospectus to include the meaning of psychoactive effects. Additionally, the company has added risk factors in connection with the psychoactive effects and the regulations applicable to the sale of products which have the potential of causing such psychoactive effect.

7. We note your response to prior comment 12 and reissue in part. Please file the extension agreement as an exhibit, as it was not filed as previously indicated. Please also revise your disclosure regarding the royalty rate for the Trailer Park Boys license agreement to consistently appear as 20% throughout the prospectus, as you have stated on page 4.

Response: The company has included the extension agreement as an exhibit to the registration statement and revised its disclosure to reflect that the royalty rate under this agreement is between 15 - 30% of the gross sales of the company derived from sales related to the license to date, $425,000 has been paid to the Trailer Park Boys towards the license agreement. The Company has also filed the exhibit to its amended registration statement. - signed

Industry

8. We note your response to prior comment 10 and reissue in part. Please revise page 52 where you discuss the benefits of CBD to disclose whether the FDA has approved CBD for any indications and disclose those indications.

Response: The Company has revised its disclosure to reflect that the FDA has approved Epidiolex, which contains a purified form of the drug substance cannabidiol (CBD) for the treatment of seizure associated with Lennox-Gastaut syndrome or Dravet syndrome in patients 2 years of age and older. That means FDA has concluded that this particular drug product is safe and effective for its intended use. The FDA has also approved Marinl and Syndros for therapeutic uses in the United States, including for nausea associated with cancer chemotherapy and for the treatment of anorexia associated with weight loss in AIDS patients. Mariol and Syndros include the active ingredient dronabinol, a synthetic delta-9-tetrahydrocannabinol (THC) which is considered the psychoactive intoxicating component of cannabis (i.e. the component responsible for the ’‘high’’ people may experience from using cannabis). Another FDA-approved drug, Cesamet, contains the active ingredient nabilone, which has a chemical structure to THC and is synthetically derived. Cesamet, like dronabinol-containing products, is indicated for nausea associated with cancer chemotherapy.

Laws and Regulations Relating to Our Products

Hemp and marijuana regulatory regimes in each state where we sell hemp derived products.

9. We note your response to prior comment 13 and reissue in part. Please revise to explain the footnote to your table appearing on page 69 and indicate the states where you sell your hemp products. To this point, we note there are no rows or columns that are “green.”

Response: The Company has revised the table adding an asterisk next to the state where the company sells such products.

Index to Combined Financial Statements

10. We note that you added a Table of Contents on page F-3 for the Consolidated Financial Statements. Therefore, please revise the Index to Combined Financial Statements since the financial statements are no longer presented on a Combined basis, or advise why no revision is necessary.

Response: The Company has revised the index to the financial statements to address the Staff’s comment.

Financial Statements

Consolidated Statements of Changes in Equity

11. Please revise the name of the last column to Total Shareholders’ Equity/(Deficit).

Response: The Company has revised the last column of the consolidated statements of changes in equity to reflect the correction to total shareholders deficit.

Note 3 – Basis of Presentation

12. Please expand your disclosure of the restructuring to address how the recognized assets and liabilities transferred were measured at the date of transfer. Clearly indicate that financial data for previously separate entities are combined for all periods presented during which the entities were under common control. Refer to ASC 850-50-45-5 and 805-50-50-3.

Response: The Company has revised the disclosure to reflect that as part of the restructuring efforts, ownership of HTO Nevada Inc. dba Kirkman was transferred from HTO Holdings Inc. to Functional Brands Inc. (formerly HT Naturals Inc.) on May 19, 2023, in exchange 80,000,000 common shares of the Company. As a result, HTO Nevada Inc. dba Kirkman became a wholly owned subsidiary of Functional Brands Inc. (formerly HT Naturals Inc.). In accordance with ASC 850-50, the consolidated financial statements for the years ended December 31, 2021, December 31, 2022 and December 31, 2023 have been presented as historical carrying value to give effect to the transaction described as occurring on July 3, 2019, which is the earliest date the entities were under common control. For accounting purposes, the transaction is recorded at historical cost in accordance with ASU 805-50-30-5 as this is considered an acquisition of entities under common control.

13. Please provide disclosure about the nature of the control relationships and ownership percentages that exist among these entities and the parent company Hemptown Organics Corp. Refer to ASC 850-10-50-6.

Response: The Company has revised its disclosure to reflect that the consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, HTO Nevada Inc. dba Kirkman. The subsidiary consists of an entity over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated. The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Functional Brands Inc. (formerly HT Naturals Inc.) is the parent company which in turn is 72% owned by Hemptown Organics Corp. The principal subsidiary is HTO Nevada Inc. dba Kirkman which is solely and wholly owned by Functional Brands Inc. (formerly HT Naturals Inc.) As part of the restructuring efforts, ownership of HTO Nevada Inc. dba Kirkman was transferred from HTO Holdings Inc. to Functional Brands Inc. (formerly HT Naturals Inc.) on May 19, 2023, in exchange 80,000,000 common shares of the Company. As a result, HTO Nevada Inc. dba Kirkman became a wholly owned subsidiary of Functional Brands Inc. (formerly HT Naturals Inc.).

14. Please further confirm to us that the carrying amounts of the assets and liabilities transferred do not differ from the historical cost of the parent. Refer to ASC 805-50-30-5.

Response: The Company confirms that in accordance with ASC 850-50, the consolidated financial statements for the years ended December 31, 2021, December 31, 2022, and December 31, 2023 have been presented as historical carrying value to give effect to the transaction described as occurring on July 3, 2019, which is the earliest date the entities were under common control. For accounting purposes, the transaction is recorded at historical cost in accordance with ASU 805-50-30-5 as this is considered an acquisition of entities under common control.

Note 4 - Restatement of Previously Issued Financial Statements

15. Given the number of errors that were corrected, please provide a more comprehensive description of the overall nature of how these errors occurred and how they were identified. Disclose the cumulative effect of the change on retained earnings and other appropriate components of equity in the statement of financial position as of the beginning of the earliest period presented, rather than the total equity amounts presented on page F-19 and the total amounts shown on page F-14. Refer to ASC 250- 10-50-7 and -7.b. In addition, please revise the tabular presentations in your Summary Financial Information and Management’s Discussion and Analysis disclosures to label the year ended December 31, 2022 columns as restated.

Response: The Company has made the revisions on the registration statement to disclose the cumulative effect of the change on retained earnings and the components of equity in the statement of financial position as of the earliest period presented. Additionally, the Company has revised the tabular presentations in the Summary Financial Information and Management’s Discussion and Analysis disclosures to label the year ended December 31, 2022 columns as restated. The Company has also provided an explanation reflecting that when the previous audit engagement with BF Borgers did not recognize several errors made by Company’s management the Company engaged a new auditor (TAAD) as well as consultants, and through the audit process, TADD identified several errors that required changes. Through this new audit process, the financial statements required adjustments to properly reflect the business results.

16. Please have your auditor revise its audit report to refer to the restatement or tell us why an explanatory paragraph would not be required. Refer to paragraph 18e of PCAOB Standards 3101.

Response: The auditor has provided an explanatory paragraph explaining the 2022 restatement of financial statements by the management in the revised audit report.

17. For the statement of changes in equity on page F-19, please label the December 31, 2021, line item as Restated.

Response: The Company has made the revision on its registration statement to address the Staff’s comment.

Note 13 - Business Combination

18. You have recorded the asset purchase with Kirkman under the acquisition method. Please provide your analysis of the facts and circumstances that resulted in your conclusion that this is a business acquisition and not an acquisition of assets. As part of your response, tell us when this determination was made and which entity initially recognized it. Refer to ASC 805-10-25-1.

Response: The Company has included an explanation in connection with the Staff’s comment to reflect that as per ASC 805 – Business Combinations, an entity shall determine whether a transaction or other event is a business combination by applying the definition in this Subtopic, which requires that the assets acquired and liabilities assumed constitute a business. Excerpt from ASC 805-10-55-3A provides that a business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. According to ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. The three elements of a business are defined as follows: (a) Input. Any economic resource that creates, or has the ability to contribute to the creation of, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees. (b) Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to contribute to the creation of outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but the intellectual capacity of an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs. (c) Output. The result of inputs and processes applied to those inputs that provide goods or services to customers, investment income (such as dividends or interest), or other revenues. The property plant and equipment purchased, along with the assembled workforce, are inputs which have the ability to create outputs so condition a. above is met. In addition, The Company also obtained the cGMP (Current Good Manufacturing Practice)-certified process in this asset acquisition. That process, when applied to the inputs also acquired, are able to produce outputs, namely the manufacturing of over-the-counter remedies, generic drugs, and nutritional supplements. As such, conditions b. and c. above are met. Therefore, acquisition transaction meets the elements of (a) (b) and (c) of the definition of a business. Accordingly, the transaction is considered a business acquisition and accounted for under the guidance of ASC 805.

Note 21 - Related Party Transactions

Long-term debt

19. Please revise the ‘loan payable’ line item on the balance sheet to indicate the payable is to a related party.

Response: The Company has revised the loan payable line item on the balance sheet to indicate the payable is to a related party.

Inter-company transactions

20. You have disclosed that $3.0 million was due to related parties on December 31, 2022 and nothing was due as of December 31, 2023 on your balance sheet. You state here that $1.6 million was forgiven and recorded as additional paid-in capital. No repayment of related party items is disclosed in your statement of cash flows or disclosed as a non-cash item. Please explain how the remaining $1.4 million was extinguished and recorded in your financial statements.

Response: The Company has revised the disclosure to reflect that during the years ended December 31, 2023, and 2022, the Company engaged in inter-company transactions with its parent company, Hemptown Organics Corp. and sister companies, L2F, LLC and HTO Holdings Inc., to borrow funds for operational activities and debt repayment. At December 31, 2022, the Company had balances due to/from related party of $1,074,925 and $3,038,818 respectively. During the Year ended December 31, 2023, the Company made payments of ($615,257) and received $299,509 for a net reduction of $315,748 and reached an agreement with the parent and sister companies to forgive the net balance of $1,648,145 and the forgiveness amount was recorded in additional-paid-in-capital

Exhibits

21. We note your response to prior comment 39 and reissue. The requested exhibit does not appear to have been filed. Please revise to attach your license agreement with Hemptown Organics Corp. referred to on page 54 as an exhibit or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has included the license agreement with Hemptown Organics Corp. referred to on page 54 as an exhibit to its amended registration statement.

22. We note your response to prior comment 40 and reissue, as Exhibits 10.3 and 10.9, which were filed as Exhibits 10.2 and 10.10 in Amendment No. 3 to the Draft Registration Statement on Form S-1 submitted August 17, 2024, are not in the proper text-searchable format. See Item 301 of Regulation S-T.

Response: The Company has provided the exhibits in text-searchable format to its amended registration statement.

23. Please revise to file the Fourth Forbearance amendment dated September 24, 2024, and the Confession of Judgement discussed on page 5 as exhibits or otherwise advise.

Response: The Company has included the Fourth Forbearance amendment dated September 24, 2024, and the Confession of Judgement as exhibits to its amended registration statement.

General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Please see attached communications with potential investors conducted by the company as Exhibit 10.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Exhibit 2

March 20, 2024

To: Mr. Eric Gripentrog
 Kirkman Laboratories
6400 Rosewood Street

Lake Oswego, Oregon 97035

Subject: Certification of Prenatal Product Based on FORUM Low-Toxicity Standards

Dear Mr. Gripentrog

Purity Laboratories is pleased to inform Kirkman Laboratories that the prenatal product lots submitted for evaluation have successfully passed the certification standards set forth by The FORUM Institute.

Certification Process and Standards:

The FORUM’s certification standards are based on a rigorous testing protocol aligned with California Proposition 65, the United States Pharmacopeia, European Union regulations, U.S. Food and Drug Administration guidelines, and the October 2023 FIGO document on heavy metals and toxins. The testing was conducted exclusively by Purity Laboratories, an ISO 17025-accredited laboratory designated by The FORUM to evaluate compliance with these standards.

17387 SW 63rd, Lake Oswego, Oregon 97035

Phone: 503-816-1554 | Email: info@puritylabs.com

Below are the key components of the testing protocol that were applied to your product:

1.	Chemical and Pesticide Testing:

o	Screening for approximately 120 chemicals and pesticides, with detection limits in parts per billion (ppb).

o	Identification of harmful substances (“bad actors”) with a specialized focus on isolating these toxic compounds.

2.	Heavy Metals Analysis:

o	Testing for 24 heavy metals, including seven classified as hazardous under California Proposition 65, with allowable levels set below the most stringent safety thresholds.

o	Compliance with de minimis levels, as defined by Proposition 65 and the FIGO October 2023 guidelines for minimum testing levels of detection.

3.	Advanced Analytical Techniques:

o	Testing was conducted using Liquid Chromatography Tandem Mass Spectrometry (LC-MS/MS), Gas Chromatography Mass Spectrometry (GC- MS), and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) to ensure precise detection and quantification of all required elements.

4.	Label Claims Verification:

o	Testing to verify folate or folic acid content against label claims, requiring ≥90% accuracy to meet FDA standards.

o	Evaluation of other formula ingredients to ensure compliance with current Good Manufacturing Practice (cGMP) standards.

5.	Microbial and Allergen Testing:

o	Comprehensive microbial testing, including checks for Salmonella, E. coli, and Listeria, with no tolerable detection.

o	Testing for seven common allergens, including egg, peanut, shellfish, and gluten, ensuring no presence above de minimis levels.

17387 SW 63rd, Lake Oswego, Oregon 97035

Phone: 503-816-1554 | Email: info@puritylabs.com

6.	Ingredient Safety and GMP Compliance:

o	Verification of ingredient safety to confirm compliance with FDA and FORUM guidelines.

o	Validation that all manufacturing facilities meet or exceed cGMP certification requirements.

Certification Details:

Certification Authority: The FORUM

Certification Standard: Low-Toxicity Prenatal Product Standard

Testing Lots Approved: Those that were submitted

Authorized Certification Mark:

Purity Laboratories commends Kirkman Laboratories on its commitment to delivering safe, low-toxicity prenatal products that meet the highest standards of maternal and fetal health. If you require further details or support for additional certifications, please contact us.

Sincerely,

/s/ Kulani Mahikoa
Kulani Mahikoa
President
Purity Laboratories

17387 SW 63rd, Lake Oswego, Oregon 97035

Phone: 503-816-1554 | Email: info@puritylabs.com

Approved this date: February 15, 2024

Effective from: February 15, 2024 (Supersedes all previous editions)

subject to change

Testing Standards for Prenatal Vitamins

The FORUM has established initial testing protocols in line with the stringent requirements of California Proposition 65, the standards set by the United States Pharmacopeia, as well as the regulatory frameworks of the European Union and the U.S. Food and Drug Administration. These standards also follow the FIGO list of heavy metals and toxins and the standard of de minimis levels of the hazardous metals and the listed testing detection levels of each metal contained in the October 2023 Paris document.

Only laboratories with ISO 17025 certification and a minimum of three years’ accreditation in testing are to conduct these evaluations. Furthermore, Purity Laboratories has been designated by the FORUM, through a formal agreement, as the exclusive testing body for P2i products and can certify new ISO 17025 that can meet certification requirements.

Standards for Each Lot (depending on the size of the lot one or more samples will need to be tested based on FDA guidelines):

1.	Chemical and Pesticide Testing: The testing regimen is designed to identify approximately 120 distinct chemicals and pesticides. The sensitivity of the tests is calibrated to detect minuscule concentrations, specifically in parts per billion (ppb). This rigorous screening is focused on isolating harmful substances, often referred to as ‘bad actors’, from the products. Additionally, there’s a specialized panel for analyzing 24 different metals. The FORUM is charting a course to expand this panel to encompass around 190 toxic substances or more, with incremental additions each year as advised by a FIGO representative and an independent committee of the FORUM. Advanced mass spectrometry techniques, including Liquid Chromatography Tandem Mass Spectrometry (LC-MS/MS), Gas Chromatography Mass Spectrometry (GC-MS), and Inductively Coupled Plasma Mass Spectrometry (ICP-MS), will be utilized for this testing. THE DETECTION LEVELS must meet the FIGO standards in the October 2023 FIGO published statement.

2.	Label Claims Verification: For the representation of folate or folic acid on product labels, the testing will align with general FDA’s guidelines, permitting a margin of accuracy. Other prenatal formula ingredients must also exhibit a reasonable degree of accuracy and adhere to current Good Manufacturing Practice (cGMP) standards. In general, the major and critical ingredients such as folic acid or folate should exceed 90% of label claim and have sufficient overaged to accommodate normal deterioration.

3.	Microbial Testing: Each product batch will undergo a comprehensive microbial panel test. Any detection of microbes that exceed laboratory standards will result in a failing grade for the batch. The micro tests for final products will include checks for Aerobic Plate Count, Yeasts, Molds, Total Coliforms/Escherichia coli (TC/EC), Pseudomonas, Staphylococcus, Bile Tolerant Gram-negative bacteria, E. coli, Salmonella, and Listeria.

4.	Allergen Detection: The materials will be scrutinized for the presence of seven common allergens. Detection of any of these allergens more than a de minimis level will be grounds for failure. The allergens currently identified for testing include:

●	Egg

●	Gluten

●	Peanut

●	Shellfish

●	Tree Nuts (including coconut, hazelnut, and almonds)

●	Fish

●	Wheat

●	Milk

5.	Ingredient Safety Review: It is imperative that all ingredients (vitamins and minerals listed on product labels are confirmed to be safe beyond reasonable doubt. This includes verifying that the stated amounts are safe for consumption. The ingredient review process is distinct from laboratory testing—it serves as a certification of the company’s formula to ensure compliance with safety standards.

6.	24 metals Test

The analysis of heavy metals constitutes a crucial aspect of the prenatal vitamin testing procedure, and it poses a substantial risk of potential toxicity. To safeguard the well-being of the developing fetus, we will conduct an assessment of 24 selected heavy metals. Among these 24 metals, 7 fall within the category of hazardous materials as defined by Proposition 65 guidelines, while additional heavy metals are of concern to various government and private testing agencies.

We will follow the FIGO list of heavy metals and the standard listed testing detection levels of each metal contained in the October 2023 Paris document. In addition, certification must be at de minimis[1] levels of every hazardous metals listed.

It is important to acknowledge that achieving low measurements of heavy metals in parts per billion (ppb) can be challenging, especially when prenatal formulas contain minerals such as calcium and magnesium. Nevertheless, maintaining these levels at a minimum and within safe thresholds is essential to ensure the safety of the unborn child.

Our standards will entail a thorough comparison of the actual test results for a batch of products against the benchmarks set by California Proposition 65, the United States Pharmacopeia Standard, the European Union, and FDA regulations for daily exposures, with a focus on ppb measurements converted to allowable daily levels established by the regulatory agencies. Our goal is to consistently maintain levels significantly below the safety thresholds established by all relevant standards and for all actionable heavy metals. (Actionable heavy metals are those that are specifically measured in accordance with California Proposition 65, the European Union, and FDA guidelines.)

[1]	According to the ASTM E-1527-13 Standard, a de minimis condition is a condition that doesn’t pose a threat to the environment or human health, and would not be subject to enforcement action if brought to the attention of a regulatory agency

For certification purposes, the seven hazardous metals identified in California Proposition 65 must maintain an average concentration that does not exceed 25% of the designated “safe level,” with individual metal concentrations not surpassing 50% of said threshold. The other 17 metals will follow similar guidelines using the lowest safe level as a guild line. Some metals will not have a “safe” level for daily allowance as part of their regulatory oversight and in these cases will use the ppb that are used for equivalent daily volume for water limitations.

Prenatal batches exceeding these limits necessitate an evaluative review by the FORUM to provide a written exception. For example is an individual metal is 1% over the de minimis level and the rest of the level are reasonably low then an exception may be granted in writing with a caution. Analytical quantification of all 24 metals is mandated to adhere to the detection thresholds stipulated in the FIGO document of October 2023, ensuring compliance with the rigorous safety criteria of California Proposition 65, United States Pharmacopeia standards, European Union regulations, and U.S. Food and Drug Administration guidelines. Among these, the permissible levels under California Proposition 65 are notably the most stringent. The “safe” level under Proposition 65 is determined under the regulatory guildlines of the State of California reduced by reducing that “safe level” by a factor of 1,000 to establish a de minimis threshold. The FORUM’s certification standards are set below the Proposition 65 levels, reflecting a precautionary approach, and accommodating potential adjustments based on emerging scientific evidence. In the context of prenatal and children’s dietary supplements, speciation analysis indicates that approximately 50% of arsenic is in the form of non-toxic organic compounds. However, considering that only inorganic arsenic is recognized as hazardous in regulatory standards, the assessment will default to either 50% of the total arsenic content or the actual speciation levels, whichever is higher, as the metric for evaluation.2

Achieving cGMP Certification. Every manufacturing facility employed by the vendor to produce certified products is required to possess a valid and up-to-date cGMP certification that is in good standing. These facilities may also be subjected to additional Standard Operating Procedures (SOPs) to ensure adherence to “clean manufacturing” standards.

FORUM has the added certification of a manufacturing facility that can make products for other companies.

Future Changes – The FORUM’s Board of Directors’ Executive Committee is expected to periodically review these standards. Moreover, FORUM will constitute a committee, with a member from FIGO, to evaluate and suggest any further inclusions of chemicals and toxins.

[2]	Mesay M. Wolle, G.M. Mizanur Rahman, H.M. ’Skip’ Kingston, Matt Pamuku, Speciation analysis of arsenic in prenatal and children’s dietary supplements using microwave-enhanced extraction and ion chromatography–inductively coupled plasma mass spectrometry,

Analytica Chimica Acta,Volume 818, 2014, Pages 23-31, ISSN 0003-2670, https://doi.org/10.1016/j.aca.2014.01.060. (https://www.sciencedirect.com/science/article/pii/S0003267014001901)

The Following are the two Trademarks authorized to use on the Certified Products.

This is the approved logo for P2i™ to be used in the United States

This is the Certification from Purity Laboratories (the round seal in the center of the image) as it may be applied on a nutraceutical label.

The new version will include the word “Laboratory” under Purity to avoid consumer confusion with just the use of the word Purity. This logo can be assigned to other laboratories that qualify for certification

Exhibit 3

Execution Version

WARRANTY BILL OF SALE

THIS WARRANTY BILL OF SALE (this “Bill of Sale”) is made and entered into this 11th day of July, 2019 by and among Kirkman Group, Inc., a Nevada corporation (“Kirkman Group”), Kirkman Laboratories, Inc., an Oregon corporation (“Kirkman Laboratories”), Kirkman Group International, Inc., a Nevada corporation (“Kirkman Group International”, collectively with Kirkman Group and Kirkman Laboratories, “Sellers”, and each individually, a “Seller”), HTO Nevada Inc., a Delaware corporation (“Purchaser”), and David K. Humphrey as Sellers’ Agent (the “Sellers’ Agent”).

WHEREAS, Sellers and Purchaser are parties to that certain Asset Purchase Agreement dated June 28, 2019, entered into with each of the Persons listed as an Owner therein, Sellers’ Agent and certain other parties named therein (the “Purchase Agreement”), pursuant to which Purchaser has agreed to purchase from Sellers the Assets and the Business.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Purchase Agreement.

2. Sale and Transfer of Assets. As contemplated by Section 2.01 of the Purchase Agreement, Sellers hereby sell, transfer, assign, convey, grant and deliver to Purchaser and its successors and assigns, effective as of the Closing all of the Sellers’ right, title and interest in and to all of the Assets and Business.

3. Terms of the Purchase Agreement. The terms of the Purchase Agreement, including but not limited to Sellers’ representations, warranties, covenants, agreements and indemnities relating to the Assets, are incorporated herein by this reference. The Sellers acknowledge and agree that the representations, warranties, covenants, agreements and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4. Further Actions. Sellers jointly and severally covenant and agree that, without further consideration, at any time and from time to time after the date hereof, Sellers will take or cause to be taken all steps reasonably necessary to establish the record of Purchaser’s title to the Assets and, at the request of Purchaser, to execute and deliver or cause to be delivered further instruments of transfer and assignment and take or cause to be taken such other action as Purchaser may reasonably request to more effectively transfer and assign to and vest in Purchaser, its successors and assigns, each of the Assets, all at the sole cost and expense of the Sellers.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Bill of Sale as of the date first written above.

KIRKMAN GROUP, INC.,
as Seller

By:	/s/ David Humphrey
Name:	David Humphrey
Title:	Chief Executive Officer

KIRKMAN LABORATORIES, INC.,
as Seller

By:	/s/ David Humphrey
Name:	David Humphrey
Title:	President

KIRKMAN GROUP INTERNATIONAL, INC.,
as Seller

By:	/s/ David Humphrey
Name:	David Humphrey
Title:	President

DAVID K. HUMPHREY,
as Sellers’ Agent

By:	/s/ David Humphrey
Name:	David Humphrey

[Signature Page to Warranty Bill of Sale]

ACCEPTED:

HTO NEVADA INC., as Purchaser

By:	/s/ Rod Wolterman
Name:	Rod Wolterman
Title:	President

[Signature Page to Warranty Bill of Sale]

Exhibit 10

formerly

INVESTOR UPDATE

MARCH 2024

Hello valued shareholders,

The purpose of this communication is to provide you with an update regarding our IPO as well as a business update for our respective entities.

IPO UPDATE

We have conducted multiple sessions with multiple IPO partners over the last two months since the January Shareholder Update.

One of the key updates is our continued engagement with our Investment Banker, Joseph Gunnar. We discussed our IPO progress in February with their Head of Capital Markets and Head of Institutional Investors. Overall, the conference call was very productive, and they will continue to remain our investment banker throughout this process, as well as our next capital raise. We have another call with the Head of Capital markets with the key FIGO doctors to further articulate our strong prenatal IPO story.

Several calls occurred with the Chicago Board of Exchange. They are very interested in helping our company with the IPO. The benefits of partnering with CBOE are their enthusiastic level of engagement, the speed towards the IPO and the lower fees associated with being a publicly traded company. We’re excited to partner with them as we get closer towards that date.

We are in the process of changing auditors. Our previous auditor was not performing to our level of timing and expectations. Their performance was slow, so we are pivoting to another auditor who has helped multiple companies with their financials and the SEC. We’ve conducted appropriate due diligence with the new auditor, and we’re excited for them to be part of our IPO journey.

We have addressed most of the SEC questions in respect to our S1 submission. Addressing all the SEC comments is our number one priority and utilizing our new auditor to assist our efforts in the financials is a key component. As expected, we still expect a few more rounds with the SEC to ensure we’re addressing all questions in preparation for our IPO. As progress continues, we will provide updates accordingly.

BUSINESS UPDATE

Kirkman Brand

As previously communicated in January, our overall Kirkman brand grew +6% in 2023 vs. 2022. Through February 2024, Kirkman growth continues as our business is up nearly 10% year-to-date vs. prior year. Our growth is being driven in our largest channel, which includes our Domestic wholesalers and professional accounts. We continue to partner with our large accounts, iHerb, Full Script and Emerson Ecologics to drive our B2B business.

We are moving to a new website platform for the Kirkman brand that will have more robust marketing tools, so we’re looking forward to driving more traffic and revenue through our website, which is our highest margin business. This new site should be live later this month. We will also be participating in the upcoming White Label Expo show in May in Las Vegas with the goal of mining white label / contract manufacturer leads.

Our lead story for the IPO will be marketing and selling the only ‘certified’ prenatal supplement in the marketplace and taking full advantage of the first market-mover opportunity. FIGO, which is The International Federation of Gynecology and Obstetrics, published an article stating that certification of all prenatal vitamins becomes the standard of care. We have an approved formula, label, box and product insert. The U.S. market size (one-month supply) is over 10mm bottles annually so we’re very excited to have the first certified product in the U.S. market in 2024. We will be partnering with Market Performance Group in taking the prenatal product to market via eCommerce to start before taking the product to big-box retailers.

Hemptown Naturals Brand

In addition to launching Hemp Stix, D9 gummies and more recently D9 Drink Enhancers utilizing our license agreement with the Trailer Park Boy, we’re investigating other hemp related opportunities. A pilot production run was completed for flavored hemp-derived blunts, and we’re looking into a hemp seed opportunity for the home-grow market. Continuing to add incremental products without a significant outlay of capital is one of our key working principles to properly monetize the license agreement with the Trailer Park Boys.

As an incentive to our shareholders, we are continuing to offer a special promotion for the new D9 Trailer Park Boys Drink Enhancers. Buy 3 or more Drink Enhancers and receive $10 off. Please use the ‘InvestorPromo2’ discount code upon check-out at www.hemptownnaturals.com to receive your promotional incentive.

We did participate in Champs with the Trailer Park Boys in February and we will be participating in the ASD show in March to further drive awareness and sales.

CONCLUSION

Overall, we continue to work very diligently to provide the SEC with all the required documentation to approve our S-1. We feel that replacing our auditor was an absolute must-do. We understand this is taking a little longer than expected, but please know we’re doing everything within our control to ensure our IPO is successful. We thank you for your patience and understanding.

Thank you and please feel free to reach out if you have any questions.

Sincerely,

The Team at Functional Brands Inc.

formerly

INVESTOR UPDATE

JUNE 2024

Hello valued shareholders,

The purpose of this communication is to provide you with an update regarding our IPO as well as a business update for our respective entities.

IPO UPDATE

TAAD, (https://taadllp.com), our new auditor is making positive progress in relation to auditing our 2022 and 2023 financials, which is required for the IPO. They are helping us prepare all respective financials to refile our S1 document with the SEC. We conduct weekly updates with both leadership teams to ensure that all open items are being addressed. All of this due diligence is a requirement to refile with the SEC.

Once the audit is completed, we will re-engage with our attorney, https://www.lucbro.com, to update the S1 for resubmission to the SEC. Lucosky Brookman is a corporate law firm with offices in New York, New Jersey, and Philadelphia that represents both domestic and international clients in sophisticated corporate and securities transactions, mergers and acquisitions, secured and unsecured lending transactions, commercial and securities litigation, intellectual property, insurance coverage and defense, real estate, and general corporate matters.

The SEC Form S-1 is the initial registration form for new securities required by the SEC for public companies that are based in the U.S. Any security that meets the criteria must have an S-1 filing before shares can be listed on a national exchange, such as the New York Stock Exchange. Companies usually file SEC Form S-1 in anticipation of their initial public offering (IPO).

We are working feverishly to complete all relevant actions to achieve our IPO. We appreciate everyone’s investment and continued patience while we diligently work through these actions.

BUSINESS UPDATE

Kirkman Brand

Our overall Kirkman brand revenue is up approximately 15% vs. Q1, 2023. This was driven by two of our major customers. iHerb.com sells Kirkman products on their direct-to-consumer platform. Most of their business is international. We continue to add new items to their platform. Oceanside Health (OCS) is our current Amazon partner that has increased our revenue 45% vs. last year in Q1. We slowly and strategically increased advertising spending on Amazon, which is generating very positive results.

In addition to the Kirkman brand, we have finalized a prenatal supplement, P2i by Kirkman.

We believe this is our largest growth opportunity enterprise-wide because we will have the only certified product in the market that passes the FIGO Standard. The FIGO position document is available at this link: https://www.figo.org/resources/figo-statements/toxic-chemicals-and-environmental-contaminants-prenatal-vitamins.

We have been working on this formulation since January 2023 with support from OBGYNs. We completed our first pilot production this year, and based on the requirements of being certified (24 heavy metals, 120 environmental contaminants, micros, etc.), we feel very bullish about the introduction of this product into the marketplace. The prenatal supplement market exceeds $200M annually, so having the only product that is certified provides a great opportunity for growth.

We engaged with Market Performance Group (MPG) (https://www.marketperformancegroup.com) to help us launch P2i by Kirkman via eCommerce. MPG is a large brokerage/consultancy firm that sells over $8B in revenue to large retailers and another $2B in revenue via eCommerce with multiple brands. We believe this new partnership will not only help our short-term goals, but create significant long-term opportunities with ‘big-box’ retailers.

HempTown Naturals Brand

In addition to launching the D9 Trailer Park Boys Drink Enhancers, we recently launched Trailer Park Boys pre-rolled all natural blunt tubes. These premium blunt tubes are available in three flavors: Orange, Rum & Cola, and Blueberry. We are excited about these products and looking forward to introducing them into the U.S. and Canadian markets.

Buy 3 or more Trailer Park Boys blunt tubes and receive one free for our valued shareholders. Please use the ‘InvestorPromo3’ discount code upon check-out at www.hemptownnaturals.com to receive your promotional incentive. As we continue to broaden the portfolio to properly compete in the sector, we believe the partnership with the Trailer Park Boys will enable additional sales.

CONCLUSION

We continue to work diligently through the required audit with a new auditing firm, TAAD. This critical step is required prior to our resubmission to the SEC. We feel very positive about our recent progress and recent changes. We thank you for your patience and understanding.

Please feel free to reach out if you have any questions.

Sincerely,

The Team at Functional Brands Inc

invest@functionalbrandsinc.com

investor@functionalbrandsinc.om

formerly

INVESTOR UPDATE

October 2024

Hello valued shareholders,

IPO UPDATE

During the last update, we provided a progress report regarding the hiring of a new auditor, TAAD, (https://taadllp.com) and the requirement to complete a financial audit for two full years: 2022 and 2023. Both years are required for us to refile the S1 document with the SEC.

A comprehensive PPA, Purchase Price Allocation, was also required and completed. A PPA is an acquisition accounting process of assigning fair value to all the acquired assets & liabilities assumed by us for the purchase of Kirkman. This was completed approximately one month ago, which then triggered an Impairment Analysis to determine if any financial impact is warranted. We have recently completed the impairment analysis, which enables us to update the balance sheet and financials.

The completed set of financial statements are currently with TAAD, with the expectation that we will have final ‘sign off’ this week. In the meantime, we’ve already updated the S1 document in relation to the business questions the SEC raised, so the next step is to incorporate the updated, audited financial statements into the S1 and circulate to all respective internal parties for approval. The goal is to resubmit the S1 to the SEC by October 8, 2024.

We've been told that we cannot provide a timeline for the IPO because we don't control the SEC actions, but we can share the process that will follow these steps:

●	Update S1 document with partners, finance team and attorney

●	Submit S1 to SEC

●	SEC reviews for 30 days

●	SEC provides comments

●	We review comments and respond

This back / forth process (depending on the responses) could take two-three months, which is very difficult to determine, but we will be pushing quickly to shorten the timeline

We feel very good about the updated financials and answers to the business questions, so our expectation is to receive fewer questions from the SEC.

I have also signed an updated engagement letter with Joseph Gunnar & Co. on July 1, 2024. They have been acting as our book-runner for the firm commitment underwriting of ordinary shares by Functional Brands Inc. for our IPO. We’re planning that our company completes the IPO on the NASDAQ exchange.

As mentioned in the previous update, we are working tirelessly 7 days a week to complete all relevant actions to achieve our IPO. We truly appreciate everyone’s investment and continued patience while we diligently work through these actions.

BUSINESS UPDATE

Kirkman Brand

The Kirkman brand continues to grow vs prior year. Through Sept 30, 2024, revenue is up 3% vs. YTD Sept 2023. This is being driven by our top two customers, iHerb and Oceanside Health.

We have softly launched a brand-new prenatal supplement, P2i by Kirkman.

This new product is the only certified prenatal product that aligns to FIGO’s position document about removing toxicants and heavy metals from prenatal supplements. We are very bullish about this opportunity, and our marketing efforts will be focused on communicating the importance of ‘living clean’ while pregnant and reinforcing the message about being the only certified product in the market.

Click here to view FIGO document

We are working with two predominant doctors, Jeanne Conry and Nate DeNicola, to help educate OBGYNs and Mother’s. Below are a couple different videos about this very important initiative towards women and baby health.

Ob-Gyn: https://www.youtube.com/watch?v=nuhKJloTnik

Moms: https://www.youtube.com/watch?v=MSrt2IHJzfE

With the prenatal supplement market exceeding $200M annually, we have been working diligently with direct email marketing companies targeting OBGYNs; a digital marketing company focused on pregnant mothers and an affiliate company to help drive new traffic to our website. www.kirkmangroup.com.

We continue to work with Market Performance Group (MPG) (https:// www.marketperformancegroup.com) to help us launch P2i by Kirkman on Amazon. MPG is a large brokerage/consultancy firm that sells over $8B in revenue to large retailers and another $2B in revenue via eCommerce with multiple brands. We believe this new partnership will not only help our short-term goals, but also create significant long-term opportunities with ‘big-box’ retailers.

Hemptown Naturals Brand

Trailer Park Boys Hemp Blunts, D9 Gummies, Hemp Stix and D9 Drink Enhancers are now part of the Trailer Park Boys product line up. The broader portfolio enables us to sell a product category vs. only one product, so we’re excited to see what the bundling opportunities can provide in incremental revenue to the business.

Please use TPB20 to receive 20% off your Trailer Park Boys purchase from October 1 – 14, 2024

CONCLUSION

We continue to work diligently through the required SEC process. We feel very good about our progress, and we look forward to providing another update next month. Again, we truly thank you for your patience, understanding and investment.

Please feel free to reach out if you have any questions.

Thank you and please feel free to reach out if you have any questions.

Sincerely,

The Team at Functional Brands Inc

invest@functionalbrandsinc.com

investor@functionalbrandsinc.om

FBIC TEAM UPDATE CALL Sept 25 , 2024

Agenda

FUNCTIONAL

- Audit update
- S1 Update
- Business update

Agenda • Audit update • S1 Update • Business update

Audit Update • Strong progress with TAAD, our new auditor & additional, external support • Completed 2 full years of audit (2022 & 2023) • Testing complete • Pricing, Sales, Costs • Confirmations complete • Legal, equity, debt • Completed testing on opening balances • Kirkman acquisition work (PPA and Impairment analysis) • Tax return preparation and deferred tax calculation and disclosures • NEXT: Final review of tax returns & financial statements

• Confirmed with SEC that a refile vs. new file is appropriate • Business related S1 comments have been updated & reviewed • NEXT: After FS ’sign off’, financials will be included into S1 with finanicial comments S1 Update

Business Update

FUNCTIONAL

KIRKMAN® is +3% ytd vs August

P2i™ PRECONCEPTION TO INFANCY *by Kirkman* prenatal vitamin is softly launched

- Core business remains steady

Business Update • is +3% ytd vs August • by Kirkman prenatal vitamin is softly launched • Bullish about the opportunity • Only ‘certified’ prenatal vitamin that aligns to FIGO’s position statement • Core business remains steady formerly

INVESTOR UPDATE

November 2024

Hello valued shareholders,

The purpose of this communication is to provide you with an update regarding our IPO.

IPO UPDATE

During the last update, we provided a progress report about the requirement to complete a PPA and impairment analysis, which was required to update the balance sheet and financials. As mentioned, this work was completed. TAAD, (https://taadllp.com). In addition, they have reviewed all the 2022 and 2023 financials, and they have provided their consent letter for us to refile the S1 with the SEC. This was another requirement for the SEC.

In addition, Lucosky Brookman, (https://www.lucbro.com), updated the revised S1 document and circulated to our entire internal working group, which includes financial consultants, TAAD, Exchange Listing (IPO specialists), Lucosky Brookman, Joseph Gunnar (our investment banker) and their respective underwriter for review. This review step has also been completed.

After the extensive review process, the S1 has been refiled with the SEC on Thursday, October 24, 2024, and we received SEC receipt confirmation. As mentioned, we expect the SEC to take 30 days to review the updated S1, and we are expecting some questions and comments. At that time, we will review their respective questions and comments and respond. We do expect this process to take two-three months, which is very difficult to determine, but we will be pushing quickly to shorten the timeline. We are expecting fewer questions based on the extensive financial review.

We have also started the NASDAQ application process. We thank you for your patience, understanding and investment. Please feel free to reach out if you have any questions.

Sincerely,

The Team at Functional Brands Inc

invest@functionalbrandsinc.com

investor@functionalbrandsinc.om